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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13D
         Under the Securities Exchange Act of 1934 (Amendment No. 3)

                                OPTIBASE, LTD.
                               ----------------
                               (Name of Issuer)


                               Ordinary Shares
                               ---------------
                        (Title of Class of Securities)


                                  M7524R108
                                  ---------
                                (CUSIP Number)


                           Linda C. Williams, Esq.
                            Pillsbury Winthrop LLP
                              50 Fremont Street
                           San Francisco, CA 94105
                          Telephone: (415) 983-7334
                          -------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              December 31, 2002
                              -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.


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1.      NAMES OF REPORTING PERSONS:                             JOHN R. KROOSS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS             Not applicable
        (entities only):

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                      (b)  [X]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS:                                                   OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [ ]
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:                     U.S. CITIZEN

                7.      SOLE VOTING POWER:                             543,438
NUMBER OF
SHARES          8.      SHARED VOTING POWER:
BENEFICIALLY
OWNED BY EACH   9.      SOLE DISPOSITIVE POWER:                        543,438
REPORTING
PERSON WITH     10.     SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                    543,438
        REPORTING PERSON:

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [ ]
        EXCLUDES CERTAIN SHARES 0

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                     4.4%
        (11):

14.     TYPE OF REPORTING PERSON:                                           IN

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ITEM 1. Security and Issuer.

        This Statement relates to ordinary shares, par value NIS 0.13 per share ("Ordinary Shares"), of Optibase Ltd. (the "Issuer"). The address of the Issuer's principal executive offices is 7 Shenkar St., P.O. Box 2170, Herzliya, 46210 Israel.

ITEM 2. Identity and Background.

        This Statement is being filed by John Krooss, an individual ("John Krooss" or "Mr. Krooss"). His residential address is 2868 Vallejo Street, San Francisco, California 94123. Mr. Krooss is self employed. Mr. Krooss is a citizen of the United States of America.

        During the past five years, Mr. Krooss has not been (i) convicted in any criminal proceeding; or (ii) been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Krooss was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

        This Amendment No. 3 to the Schedule 13D is being filed to reflect a sale of Ordinary Shares and cessation of Mr. Krooss' status as a 5% holder.

        Pursuant to the Agreement and Plan of Reorganization, dated as of December 4, 2000 (the "Merger Agreement"), by and among Issuer, Vodka Acquisition Corp. ("Sub"), a Delaware corporation and a wholly-owned subsidiary of Optibase Inc., which in turn is a wholly-owned subsidiary of Issuer, Viewgraphics Incorporated, a California S corporation
        (the "Company"), John Krooss and the Krooss 2000 Children's Trust, a California trust for the benefit of the John Krooss' children, of which Anne Libbin is trustee (the "Children's Trusts"), the Sub was merged with and into the Company, the separate corporate existence of Sub ceased and the Company continues as the surviving corporation and as a wholly-owned subsidiary of Optibase Inc. (the "Merger"). On December 4, 2000, as a result of the Merger, Mr. Krooss received a total of 302,378 Ordinary Shares. In addition, 1,036,421 Ordinary Shares were placed in escrow, which Mr. Krooss could vote, but were subject to the terms of the Escrow Agreement, dated as of December 4, 2000, as amended March 27, 2001, by and among Issuer, John Krooss, the Company and American Stock Transfer & Trust Company, as escrow agent and transfer agent (the "Escrow Agreement"). Of the 1,036,421 Ordinary Shares placed in escrow, 104,968 shares were attributable to the Children's Trusts, an aggregate of 289,108 Ordinary Shares were attributable to former shareholders of the Company (the "Former Shareholders") and 642,345 shares were attributable to Mr. Krooss.
        Mr. Krooss disclaims beneficial ownership of the 394,076 Ordinary Shares placed in escrow for the benefit of the Children's Trusts and the Former Shareholders.On January 15, 2002, in settlement of Merger related claims under the Escrow Agreement, Mr. Krooss forfeited his contingent right to receive 251,285 Ordinary Shares and 322,857 Ordinary Shares were released from escrow to Mr. Krooss. The Ordinary Shares held in escrow for the benefit of the Children's Trusts and the Former Shareholders were either forfeited in settlement of Merger related claims under the Escrow Agreement or released to the Children's Trusts and the Former Shareholders pursuant to the terms of the Escrow Agreement. Mr. Krooss disclaims beneficial ownership of the Ordinary Shares received by the Children's Trusts and the Ordinary Shares received by the Former Shareholders. 68,203 Ordinary Shares remain in escrow, which Mr. Krooss can vote, but are subject to the terms of the Escrow Agreement. Mr. Krooss resigned as a Director of the Issuer.

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ITEM 4. Purpose of the Transaction.

        Mr. Krooss will hold the Ordinary Shares as an investment. In addition to the provisions of the Escrow Agreement, the Ordinary Shares were issued pursuant to an exemption under the Securities Act of 1933, and therefore are subject to restrictions on public resale absent registration or exemption. Depending on Mr. Krooss' evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, Mr. Krooss will from time to time explore opportunities for liquidating all or a portion of the Ordinary Shares, subject to the limitations described above, through one or more sales pursuant to public or private offerings or otherwise. In such event, Mr. Krooss may determine to retain some portion of the Ordinary Shares as an investment.

ITEM 5. Interest in Securities of the Issuer.

        The information contained in Item 4 is incorporated herein by reference.

        (a)     Number of Shares Beneficially Owned:    See Item 4

                Right to Acquire:

                Percent of Class:

        (b)     Sole Power to Vote, Direct the Vote of,
                or Dispose of Shares:                   See Item 4

        (c) Recent Transactions: On December 31, 2002, Mr. Krooss sold 150,000 Ordinary Shares in a sale to another shareholder of the Issuer at the price per share of $1.80.

        (d)     Rights with Respect to Dividends or
                Sales Proceeds:                         Not applicable

        (e)     Date of Cessation of Five Percent
                Beneficial Ownership:                   December 31, 2002


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The information contained in Item 4 is incorporated herein by reference. Exhibits 1 and 2 set forth in the Merger Agreement and the Escrow Agreement.

ITEM 7. Materials to be Filed as Exhibits.

        Exhibit 1*      Agreement and Plan of Reorganization
        Exhibit 2*      Escrow Agreement


*Previously filed
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of January 8, 2003


                                                /s/   JOHN R. KROOSS
                                                ------------------------
                                                      JOHN R. KROOSS

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                                EXHIBIT INDEX
                               ---------------

Exhibit No.     Document
-----------     ---------
Exhibit 1*      Agreement and Plan of Reorganization, dated as of December 4,
                2000

Exhibit 2*      Escrow Agreement, dated as of December 4, 2000


*Previously filed